UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Chirrp, Inc.

Legal status of issuer

  Form
  Corporation

  Jurisdiction of Incorporation/Organization
  Florida

  Date of organization
  May 23, 2017

Physical address of issuer
9371 SW 78th CT, Miami, FL 33156

Website of issuer
http://www.chirrp.ai/

Name of intermediary through which the Offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Crowd Notes

Target number of Securities to be offered
N/A

Price (or method for determining price)
N/A

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,000,000

Deadline to reach the target offering amount
August 14, 2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
5

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS

Exhibit A   Offering Memorandum Part II of Offering Statement
Exhibit B   Financial Statements
Exhibit C   SeedInvest Profile
Exhibit D   Investor Deck
Exhibit E   Video Transcript

OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
June 10, 2017

Chirrp, Inc.



Up to $1,000,000.00 of Crowd Notes

Chirrp, Inc. ("Chirrp", the "Company," "we," "us", or "our"), is offering up to $1,000,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by August 14, 2017. The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $175,000 under the Combined Offerings (the "Closing Amount") by August 14, 2017, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount up to $1,000,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to August 14, 2017, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

ONGOING REPORTING
The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2018.

Once posted, the annual report may be found on the Company's website at: http://www.chirrp.ai/

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

UPDATES
Updates on the status of this Offering may be found at: https://www.seedinvest.com/chirrp/seed

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Chirrp, Inc. (the "Company") is a Florida Corporation, formed on May 23, 2017. The Company is currently also conducting business under the name of Chirrp.

The Company is located at 9371 SW 78th CT, Miami, FL 33156.

The Company's website is http://www.chirrp.ai/.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on SeedInvest under https://www.seedinvest.com/chirpp/seed and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Business
chirrp is a consumer engagement Platform as a Service (PaaS) that enables enterprises to have personalized conversation with their users. chirrp is a middle layer technology that integrates IBM Watson's cognitive technology to multiple messaging channels in the front-end to provide a seamless user experience across all platforms. In addition to providing automated AI-based customer responses, chirrp leverages the conversational data to create rich user profiles that facilitate predictive analytics and prescriptive modeling. We believe that this insight will enable enterprises to target the right consumers and create opportunities.

chirrp utilizes AI technology to convert unstructured documents and data into meaningful, structured, relevant conversations. chirrp also integrates with enterprise system to obtain a knowledge base both in structured and unstructured format, historical user call data, user information like account details, and other internal relevant data to create comprehensive conversational data. This data is used as the base for user conversations. Additionally, chirrp learns from conversations with users in an on-going basis and gets better over time, thereby providing personalized conversations.

Data captured over conversations are utilized by enterprises for predictive analysis: to extract information from data and use it to learn further about user preferences, predict trends, and behavior patterns. This information can be used to determine cross-sell opportunities, attract, retain, and grow their most profitable customers. We think that increased ROIs can be realized by using the above methods, as customer retention is becoming key to sustained successful business model.

The Business Plan
There is a market for this technology across several verticals. From a growth strategy standpoint, chirrp will taking the following approach:
- Define and target specific verticals
- Work with OEM Partners and Alliance partners
- Integrate with Live chat tools

Vertical Strategy: Since chirrp is a technology solution for improved customer communication and engagement, its applicability is for businesses is across several industries. From a targeting standpoint, chirrp will approach this as a phased approach. Phase 1 will target the following industries: FinTech and Healthcare.

Alliance Partnership Strategy: chirrp will pursue an active alliance partner strategy in reaching out to markets and establishing a brand in several industries. Market penetration will be done through these partnerships as it leverages partners existing brand and market presence.

Live Chat Integration Strategy: chirrp will integrate with existing live chat tools to enable engaging conversation with the users. chirrp will be the brains of the live chat tool adding additional value to the chat tools.

The Offering

Minimum amount of Crowd Notes being offered	$25,000
Maximum amount of Crowd Notes	$1,000,000
Minimum investment amount per investor	$500.00
Offering deadline	August 14, 2017
Use of proceeds	See the description of the use of proceeds on page 17 hereof.
Voting Rights	See the description of the voting rights on page 23 hereof.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of Florida on May 23, 2017. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of

advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably in the next 18 months. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

Chirrp.ai has recently spun off from Abeyon, LLC ("Parent Company"). Our significant contracts and partnerships may not have yet been transitioned over from Parent Company, including, but not limited to contracts with IBM Watson and Brookwood Baptist Health. We have little operational history and limited assets and resources, have never generated any revenues, and to date we have relied on our parent to conduct our operations through its employees.

We may face potential difficulties in obtaining capital.
We may have difficulty raising needed capital in the future. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches, and / or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

The development and commercialization of our products/services is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products/services and thus may be better equipped than us to develop and commercialize products/services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products/services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.
We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Stephen and Mallesh Murugesan who are CTO & CO-Founder since inception to present and CEO & Co-Founder since inception to present of the Company. The Company has or intends to enter into employment agreements with Stephen and

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Mallesh Murugesan although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Stephen and Mallesh Murugesan or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We depend on a few major clients for a substantial portion of our net sales.
Speifically, currently, Brookwood Baptist health (part of Tenet Health) accounted for 100% percent of our net sales. The loss of all or a substantial portion of our sales to any of our large-volume customers could have a material adverse effect on our financial condition and results of operations by reducing cash flows and our ability to spread costs over a larger revenue base. In addition, our largest customers have an increased ability to influence pricing and other contract terms. Although we strive to broaden and diversify our customer base, a significant portion of our revenue is derived from a small number of customers. Consequently, a significant loss of business from, or adverse performance by, our major customer, may have a material adverse effect on our financial condition, results of operations and cash flows. Similarly, the renegotiation of major customer contracts may also have an adverse effect on our financial results. We are also subject to credit risk associated with our customer concentration. If one or more of our largest customers were to become bankrupt, insolvent or otherwise were unable to pay for services provided, we may incur significant write-offs of accounts receivable or incur lease or asset-impairment charges that may have a material adverse effect on our financial condition, results of operations or cash flows.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.
Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

- changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;
- our ability to effectively manage our working capital;
- our ability to satisfy consumer demands in a timely and cost-effective manner;
- pricing and availability of labor and materials;
- our inability to adjust certain fixed costs and expenses for changes in demand;
- shifts in geographic concentration of customers, supplies and labor pools; and
- seasonal fluctuations in demand and our revenue.

We may be adversely affected by cyclicality, volatility or an extended downturn in the United States or worldwide economy, or in or related to the industries we serve.

Our revenues are generated primarily from servicing customers in the technology, healthcare, and finance sectors and the energy industry. Demand in these industries tends to be tied to economic and business cycles. Increases in the unemployment rate, and other vertical industries we serve, cyclicality or an extended downturn in the economy could cause our revenues to decline. Therefore, our operating results, business and financial condition could be significantly harmed by an extended economic downturn or future downturns, especially in regions or industries where our operations are heavily concentrated. Further, we may face increased pricing pressures during such periods as customers seek to use lower cost or fee services, which may adversely affect our financial condition and results of operations.

We are subject to rapid technological change and dependence on new product development.

Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.

We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances, and in certain circumstances only at the option of the Company.
These notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (and only a financing using preferred shares will count for this purpose), the conversion price will be set for conversion into non-voting shares of a to-be-determined class of preferred stock. Investors in the Regulation CF offering will be considered non-major investors under the terms of the notes offered. Only major

investors will have their notes converted at this time, notes held by non-major investors will only convert at the sole discretion of the Company or in the event of subsequent corporate transaction. Further, the notes convert at a discount of 20%, or based on a valuation cap meaning investors would be rewarded for taking on early risk compared to later investors. But you won't know how much your investment is worth until that happens. The outside investors at the time conversion, if any, might value the Company at an amount well below the valuation cap, so you should not view the valuation cap as being an indication of the Company's value. Further any interest on the notes is accrued interest, therefore you will not be paid interest payments on these notes. If you choose to invest, you should be prepared that your notes will never convert and will have no value.

It is unclear how the Crowd Note would be interpreted by a court if we were forced into litigation.
We are using Crowd Notes in this offering. Crowd Notes are designed to offer equity in the Company at a future date when specified conditions occur. However, it is unclear how a court in Delaware would interpret the provisions of the Crowd Note in relation to our organization as a limited liability company and since the notes set the number of underlying securities an investor is entitled to now, but do not provide for interest or a maturity date and only convert in limited circumstances. Should we be forced to litigate the terms of the Crowd Note, it is possible that a court would not interpret the note as we do, thereby impacting the terms of the investment and possibly providing greater rights to some investors and lesser rights to others.

We have not assessed the tax implications of using the Crowd Note.
The Crowd Note is a type of debt security that does not include a set maturity date. As such, there has been inconsistent treatment under state and federal tax law as to whether the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

You may have limited rights.
The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a non-major investor under the terms of the notes offered, and therefore upon any conversion you will receive shares of a Shadow Series with certain limited rights. Shadow Series shareholders may receive a different liquidation preference, may not have voting rights, and will receive quarterly business updates by the Company but may be limited in other information and inspection rights. Furthermore, the Company has issued and may issue convertible notes to investors outside of this offering. Those notes may convert earlier or under terms more favorable than the Crowd Note.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 100.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Florida law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the

Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

You will be bound by an investment management agreement, which limits your voting rights.
All Non-Major Purchasers of Crowd Notes will be bound by an Investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes vote to terminate the agreement.

BUSINESS

Description of the Business
chirrp is a consumer engagement Platform as a Service (PaaS) that enables enterprises to have personalized conversation with their users. chirrp is a middle layer technology that integrates IBM Watson's cognitive technology to multiple messaging channels in the front-end to provide a seamless user experience across all platforms. In addition to providing automated AI-based customer responses, chirrp leverages the conversational data to create rich user profiles that facilitate predictive analytics and prescriptive modeling. We believe that this insight will enable enterprises to target the right consumers and create opportunities.

chirrp utilizes AI technology to convert unstructured documents and data into meaningful, structured, relevant conversations. chirrp also integrates with enterprise system to obtain a knowledge base both in structured and unstructured format, historical user call data, user information like account details, and other internal relevant data to create comprehensive conversational data. This data is used as the base for user conversations. Additionally, chirrp learns from conversations with users in an on-going basis and gets better over time, thereby providing personalized conversations.

Data captured over conversations are utilized by enterprises for predictive analysis: to extract information from data and use it to learn further about user preferences, predict trends, and behavior patterns. This information can be used to determine cross-sell opportunities, attract, retain, and grow their most profitable customers. We think that increased ROIs can be realized by using the above methods, as customer retention is becoming key to sustained successful business model.

Business Plan
There is a market for this technology across several verticals. From a growth strategy standpoint, chirrp will taking the following approach:
- Define and target specific verticals
- Work with OEM Partners and Alliance partners
- Integrate with Live chat tools

Vertical Strategy: Since chirrp is a technology solution for improved customer communication and engagement, its applicability is for businesses is across several industries. From a targeting standpoint, chirrp will approach this as a phased approach. Phase 1 will target the following industries: FinTech and Healthcare.

Alliance Partnership Strategy: chirrp will pursue an active alliance partner strategy in reaching out to markets and establishing a brand in several industries. Market penetration will be done through these partnerships as it leverages partners existing brand and market presence.

Live Chat Integration Strategy: chirrp will integrate with existing live chat tools to enable engaging conversation with the users. chirrp will be the brains of the live chat tool adding additional value to the chat tools.

History of the Business

The Company was incorporated in Florida in 2017, having been built from a business founded in 2013 by founders Mallesh Murugesan and Xianfeng (Stephen) Yuan.

The Company's Products and/or Services

Product / Service	Description	Current Market
Chirrp.AI (Enterprise Product)	One time implementation cost to enable chirrp at the enterprise, Monthly recurring charge based on usage, On-going support for content updates, new modules, etc.	Global customer Interactive service market: $ 51.6B in 2014*

The Company plans on using about 75% of the proceeds from the Offering to develop and market their product and services.

Our go to market Strategy is to focus on specific verticals (fintech & healthcare) by regions to establish a brand in the B2B space as a robust customer engagement platform. Our goal is to create a first-mover advantage in the region. This space is fairly new in all sectors and the possibility of first mover advantage is high. Our inbound marketing strategy includes webinars, blogs, panels, speaking engagements on A.I. and customer engagement. Additionally, we have several OEM and Alliance partnership, as described below. Re: fintech, we are focused on the local southern Florida market and internationally in India, specifically focusing on businesses that need to scale their customer engagement efforts. Re: healthcare, we are currently focusing on the southeast region by partnering with channel partners (Lift1428 & BlueDoor) and creating a brand around Chirrp as the world's first Health Risk Assessment tool using A.I. Once we raise this round, we plan to start direct sales in-house in addition to our current sales efforts via partnerships.

Competition

The Company's primary competitors are Competitors include traditional interactive voice response (Five9, 8x8, inContact, Talkdesk), live chat (LivePerson, Olark, Intercom, LiveAgent, LiveChat, zopim), and automated conversation (Smooch.ai, motion.ai, Kasisto, Chatfuel) companies.

Chirrp's AI is a patentable technology which provides a more human like conversation as compared to its competitors. Chirrp also is a B2B platform that will target specific verticals and become domain experts in that industry there by improving on the conversation over a period of time. Chirrp uses IBM Watson as it's A.I engine there by creating better conversations than its competitors.

Supply Chain and Customer Base
Chirrp is a B2B solution and relies on enterprise customers initially in specific verticals to establish a market base.

The Company is dependent on the following customers:

Customer or Description	Service/product provided	Percent revenue
Brookwood Baptist health (part of Tenet Health)	Core product	100.0%

Intellectual Property and Research and Development
The Company is dependent on the following intellectual property:

Chirrp is applying for a patent on its unique methodology of identifying user intents more accurately and having a more human like conversation. We call it Rich Conversation, where the A.I. can switch between query based and dialog based conversations seamlessly, resulting in a more robust conversation. This is done through a methodology called controlled scope. In addition to rich conversation, the concept of a rich profile is developed as well, which will enable the personalization of conversations by making them more robust and prescriptive.

Currently we do not expend a significant amount of capital for R&D, however, we may incur increased costs if changes in the products and services that our competitors offer require that we offer certain of our existing services or enhancements at a lower or no cost to our customers, requiring R&D expenditures, which could have an adverse effect on our business.

Real Property

The Company owns or leases the following real property:

Property Address	Own or Lease	Description
5285 Shawnee Rd, Suite108, Alexandria VA 22312	Lease	Office

Governmental/Regulatory Approval and Compliance
The Company is dependent on the following regulatory approvals:

Product or Service	Government Agency	Type of Approval	Application Date	Grant Date
Core Product	HIPAA	HIPAA		

16

		Compliance		
Core Product	HITRUST Alliance	HiTrust certification		
Core Product	AICPA	SSAE16: SOC 2 CPA Audit		

Our infrastructure is HIPAA Complaint and we are in the process of obtaining HiTrust certification to be certified to work as a technology vendor in Healthcare. For FinTech we are working with a compliance agency 24by7Security to get SSAE16: SOC 2 CPA Audit completed.

Litigation
None

Other
The Company's principal address is 9371 SW 78th CT, Miami, FL 33156

The Company has the following additional addresses:

The Company conducts business in Virginia.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS
The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised based on the Company's forecast.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Offering Expernses	47.5%	$11,875	8.5%	$85,000
Operating Expenses	52.5%	$13,125	22.9%	$228,750
Sales & Marketing	0%	$0	33.8%	$338,550
Product Development	0%	$0	34.8%	$347,700
Total	**100.00%**	**$25,000**	**100.00%**	**$1,000,000**

The above table of the anticipated use of proceeds is not binding on the Company and is merely description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Mallesh Murugesan

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO & Co-Founder since inception to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Previous Employer: Miami Childrens Hospital Position Title: Director, Emerging Technologies Period of Employment with Employer: 03/2011 – 10/2013 Previous Employer: Rolls Royce Naval Marine Position Title: Program Manager Period of Employment with Employer: 02/2007 – 03/2011

Education
School Attended: George Mason University Degree Earned: M.S Year of Graduation: 2001
School Attended: University of Maryland, College Park Degree Earned: M.B.A Year of Graduation: 2008

Name Xianfeng (Stephen) Yuan

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CTO & Co-Founder since inception to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Previous Employer: Abeyon, llc. Partner & Chief Architect
Period of Employment with Employer: Sep 2013 – May 2017

Education
School Attended: Tsinghua University, China. M.S. Year of Gradution:1991

Control/Major Decisions
The table below sets forth who can make the following major decisions with respect to the Company on behalf of the Company:

Decision	Person/Entity
Issuance of additional Securities	Board of Directors
Incurrence of indebtedness	Board of Directors
Sale of property, interests or assets of the Company	Board of Directors
Determination of the budget	Board of Directors
Determination of business strategy	Board of Directors
Dissolution of liquidation of the Company	Board of Directors

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Florida law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 5 employees (One in Florida, Four in Virginia).

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	1,000,000
Voting Rights	Not applicable
Anti-Dilution Rights	Not applicable

How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not applicable
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100.0%

The Company has the following debt outstanding: Not applicable

Ownership

A majority of the Company is owned by a few people. Those people are Xianfeng (Stephen) Yuan and Mallesh Murugesan.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Mallesh Murugesan	60.0%
Stephen "Xianfeng" Yuan	34.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

Chirrp, Inc. (the "Company"), is a corporation organized May 23, 2017 under the laws of Florida. The Company was formed to develop and operate a unified, multi-channel consumer engagement platform that enables enterprises to connect and engage with customers in a personalized way via social media apps, SMS, web chat, or in-app.

As of May 23, 2017 (inception), the Company has not commenced planned principal operations nor generated meaningful revenue. The Company's activities since inception have consisted of formation activities and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

We believe that our prior earnings and cash flows are not indicative of future earnings and cash flows because our activities since inception have not consisted of our principal operations.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on executing its go to market strategy of focusing on specific verticals (fintech & healthcare) by region to establish a brand in the B2B space as a robust customer engagement platform.

The Company currently requires $77,825 a month to sustain operations.

Liquidity and Capital Resources
The Offering proceeds are important to our operations. While not dependent on the Offering proceeds, the influx of capital will assist in the achievement of our next milestones and expedite the realization of our business plan, specifically to develop and market the product and services. Because we have already allocated the proceeds to a specific use dependent on the completion of this Offering, the proceeds will not have a material effect on our liquidity.

The Company will require additional financing in excess of the proceeds from the Offering in order to sustain operations for the next 12 months.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Organizational Costs
The Company's financial activity prior to inception was paid for by a related company under common ownership and control. This financial activity was transferred into the Company effective on the inception date, resulting in the recognition of all activity presented in the Company's May 23, 2017 inception date balance sheet. The beginning accumulated deficit recorded to the balance sheet results from the following activity incurred to date on the Company's behalf, which is summarized in Exhibit B to this Form C.

Capital Expenditures and Other Obligations
The Company has not made any material capital expenditures in the past two years.
The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information Trends and Uncertainties
The Company does not currently believe it is subject to any trends or uncertainties.

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that

the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

THE OFFERING AND THE SECURITIES

The Securities offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a Preferred Stock financing raising more than $1 million).

- Once a "qualified equity financing" occurs, the notes may be converted thereafter.

The price at which the Crowd Notes sold in this offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $3 million valuation cap, if the conversion takes place after the qualified equity financing; or

- If conversion takes place prior to a qualified equity financing, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5%, compounded quarterly.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $175,000 Combined Escrow Target between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before any closings occur. We will accept up to $1,000,000 from investors through Regulation Crowdfunding before the deadline of August 14, 2017.

The minimum investment is this Offering is $500. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities sold pursuant to Regulation D

The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the Securities Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors in those Crowd Notes will be entitled to participation rights in future offerings of equity securities up to the purchase price of their Crowd Notes and will be considered major investors, to the extent that concept exists, in those offerings. Further, Major Investors will be entitled to greater information rights than non-major investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-Major counterparts.

Dilution
Even once the Crowd Notes convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock

options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the Company sells more shares in a "down round," meaning at a lower valuation than in earlier Offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

In December, the Company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the Company but her stake is worth $200,000.

In June 2015 the Company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the Company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters
Each prospective Purchaser should consult with his own tax and ERISA advisor as to the particular consequences to the Purchaser of the purchase, ownership, and sale of the Purchaser's Securities, as well as possible changes in the tax laws.

Transfer Agent
We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent upon conversion of the Crowd Notes.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities

were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: No transactions with related persons are in place.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:No transactions conducted that would create a conflict of interest.

OTHER INFORMATION

Bad Actor Disclosure

None

SEEDINVEST INVESTMENT PROCESS

Making an investment in the Company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your convertible note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials;

The intermediary will notify investors when the target offering amount has been met;

The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF offering and the closing amount under both offerings, it will not close this offering;

If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline;

If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;

If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned; and

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:
1.   Personal information such as your current address and phone number
2.   Employment and employer information
3.   Net worth and income information
4.   Social Security Number or government-issued identification
5.   ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding offering during any 12-month period:

If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.

If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After my investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
1.   The Company becomes a fully-reporting registrant with the SEC
2.   The Company has filed at least one annual report, but has no more than 300 shareholders of record
3.   The Company has filed at least three annual reports, and has no more than $10 million in assets
4.   The Company or another party repurchases or purchases all the securities sold in reliance on Section 4(a)(6) of the Securities Act
5.   The Company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my securities after buying them?

Securities purchased through a Regulation Crowdfunding offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1.   To the Company that sold the securities
2.   To an accredited investor
3.   As part of an offering registered with the SEC (think IPO)
4.   To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for theses securities and the Company does not have any plans to list these securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the Company either lists its securities on an exchange, is acquired, or goes bankrupt.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.



(Signature)

Mallesh Murugesan

(Name)

CEO & CO-Founder

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.



(Signature)

Mallesh Murugesan

(Name)

CEO & Co-Founder

(Title)

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Exhibit B

Chirrp, Inc.
Florida Corporation

Financial Statements (Unaudited) and Independent Accountant's Review Report

May 23, 2017 (Inception)

CHIRRP, INC.

TABLE OF CONTENTS



To the Board of Directors
Chirrp, Inc.
Miami, Florida

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying balance sheet of Chirrp, Inc. (the "Company") as of May 23, 2017 (inception) and the related notes to the balance sheet. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the balance sheet in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the balance sheet that is free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the balance sheet for it to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying balance sheet in order for it to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying balance sheet does not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
June 7, 2017

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

CHIRRP, INC.
BALANCE SHEET (UNAUDITED)
As of May 23, 2017 (inception)

ASSETS

Current Assets:		
Cash and equivalents	$	1,000
Accounts receivable		5,075
Total Current Assets		6,075
Other Assets:		
Property & equipment, net		2,832
Capitalized software development costs, net		118,568
Deposits		1,400
Total Other Assets		122,800
TOTAL ASSETS	$	128,875

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:		
Current Liabilities:		
Accrued expenses	$	1,975
Total Liabilities		1,975
Shareholders' Equity:		
Common Stock, $0.0001 par, 50,000,000 shares authorized, 30,000,000 shares issued and oustanding as of May 23, 2017		3,000
Additional paid-in capital		234,118
Accumulated deficit		(110,218)
Total Shareholders' Equity		126,900
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	128,875

See Independent Accountant's Review Report and accompanying notes to the financial statements.

CHIRRP, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of May 23, 2017 (inception)

NOTE 1: NATURE OF OPERATIONS

Chirrp, Inc. (the "Company"), is a corporation organized May 23, 2017 under the laws of Florida. The Company was formed to develop and operate a unified, multi-channel consumer engagement platform that enables enterprises to connect and engage with customers in a personalized way via social media apps, SMS, web chat, or in-app.

As of May 23, 2017 (inception), the Company has not commenced planned principal operations nor generated meaningful revenue. The Company's activities since inception have consisted of formation activities and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of the balance sheet in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheet and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of May 23, 2017, the Company carried no allowances against its accounts receivable.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. As of May 23, 2017, the Company held computers and equipment with three year useful lives at a cost of $2,999, presented on the balance sheet net of $167 of accumulated depreciation expense.

Software Development Expense

Costs for technology development, including predevelopment efforts prior to establishing technological feasibility of the Company's platform, are expensed as incurred. Development costs are capitalized when technological feasibility has been established and anticipated future revenues support the recoverability of the capitalized amounts. Capitalization stops when the product is available for general release to customers. The Company had capitalized $137,692 of its software development costs following this guidance as of May 23, 2017, which is presented in the balance sheet net of $19,124 of accumulated amortization for periods prior to inception. The Company expensed $26,701 of such costs to research and development operating expenses, which are recognized to accumulated deficit in the May 23, 2017 balance sheet.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

The Company's financial activity prior to inception was paid for by a related company under common ownership and control. This financial activity was transferred into the Company effective on the inception date, resulting in the recognition of all activity presented in the Company's May 23, 2017 inception date balance sheet. The beginning accumulated deficit recorded to the balance sheet results from the following activity incurred to date on the Company's behalf, which is summarized as follows:

Net revenues	$	7,575
Cost of net revenues		(27,354)
Gross profit(loss)		(19,779)
Operating expenses:		
Sales and marketing		2,983
Research and development		26,701
General and administrative		60,755
Total operating expenses		90,439
Accumulated deficit transferred to the Company	$	(110,218)

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The financial activity incurred prior to the Company's inception, which is recognized in these financial statements, was incurred on the Company's behalf by a related company to which this financial activity has been attributed to for tax reporting purposes. Activity from the May 23, 2017 inception date forward will be reflected in the Company's future tax returns.

The Company may in the future become subject to federal, state, and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 3: GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, plans to incur significant costs in pursuit of its development activities, and has not generated any meaningful revenues as of May 23, 2017 (inception). The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The balance sheet does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: SHAREHOLDERS' EQUITY

The Company has authorized 50,000,000 shares of $0.0001 par value common stock as of May 23, 2017 (inception) and concurrently issued a total of 30,000,000 shares of common stock, designated as 28,200,000 shares of Class A voting stock and 1,800,000 shares of Class B non-voting stock. The capital structure and classes of common stock have not yet been formally adopted in the Company's governing documents.

The Company's founders and an entity controlled by the founders have contributed funds totaling $237,118 to the Company as of May 23, 2017 (inception) through advances and payment of expenses on behalf of the Company prior to its formation, which have been classified as additional paid-in capital on the May 23, 2017 (inception) balance sheet.

NOTE 5: RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying balance sheet. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 6: SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through June 7, 2017, the date the balance sheet was available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.

Exhibit C




chirrp.ai

Powering consumer conversations using AI to deliver rich engagement. **Edit Profile**

$500	$3,000,000	Crowd Note
Minimum	Valuation cap	Security Type

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

chirrp.ai is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by chirrp.ai without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures. The contents below are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Customer Interactive Service Market

$51+ Billion

Est. Enterprises Using AI By 2018

62%

> Pilot with Brookwood Baptist Health

> Uses IBM Watson technology to meaningfully structure data

> Selected to present at the eMERGE Americas Startups Showcase

> IBM predicts that by 2020, 85% of all customer interactions will be handled without a human agent

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> Round Size: US $600,000

> Raise Description: Seed

> Minimum Investment: US $500 per investor

> Security Type: Crowd Note

> Valuation Cap: US $3,000,000

> Target Minimum Raise Amount: US $175,000

> Offering Type: Side by Side Offering

 mission is to provide human like technology to create personalized and delightful customer experiences.

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We believe today's customer experience is impersonal, disconnected, and stale. We want to change that.

Our mission is to enable all enterprises to provide relevant rich conversation to their consumers through our conversational technology that harnesses the power of Artificial Intelligence. chirrp is not just a conversational tool; it's a consumer engagement platform that learns from the conversation data (from diverse channels) and provides insights into consumer behaviors, concerns, likes, etc. It enables personalized engagement leading to prescriptive modeling for enterprises.

Customer experience is coming to the center stage of business management on a global level. It is serving as one of the prime differentiators for customers as they make decisions of staying with a brand, or choosing a new one. It is at par, in terms of importance, with the quality of the product as well as services that are being offered. Offering an evolved brand experience not only enables a company in customer retention, it also has financial rewards unique to itself. We believe this has tremendous potential as a business solution as personalized experience becomes the core of business success.

Since inception, we have continued to evolve our product with one main goal in mind: providing personalized rich conversation between businesses and individuals thereby creating a rewarding experience for all parties involved.

Pitch Deck

Highlights   Overview

Product & Service   Team Story

Q&A with Founder ▶   Term Sheet

Financial Discussion   Market Landscape

                                                    Data Room

✉ SeedInvest

chirrp.ai   DOWNLOAD

‹   ›

Product & Service

chirrp is a consumer engagement Platform as a Service (PaaS) that enables enterprises to have personalized conversation with their users. chirrp is a middle layer technology that integrates best in class IBM cognitive technology to multiple messaging channels in the front-end, providing seamless user experience across diverse platforms. In addition to providing automated AI based customer responses, chirrp leverages the conversational data to create rich user profiles that facilitate predictive analytics and prescriptive modeling. This insight will enable enterprises to target the right consumers and create tremendous opportunities.

chirrp utilizes AI technology to convert unstructured documents and data into meaningful, structured, relevant conversations. chirrp also integrates with enterprise systems to obtain a knowledge base both in structured and unstructured format, historical user call data, user information like account details, and other internal relevant data to create comprehensive conversational data. This data is used as the base for user conversations. Additionally, chirrp learns from conversations with users in an on-going basis and gets better over time, thereby providing personalized conversations.

Data captured over conversations are utilized by enterprises to do predictive analysis to extract information from data and use it to learn further about user preferences, predict trends and behavior patterns etc. This information can be used to determine cross-sell opportunities, attract, retain, and grow their most profitable customers. Increased ROI's can be realized by using above methods as customer retention is becoming key to sustained successful business model.

chirrp has a unique methodology of identifying user intents more accurately and having a more human like conversation. We call it "rich-conversation." In addition to rich conversation, chirrp also has a unique "rich-profile" methodology that facilitates personalized experiences for customers and predictive modeling for enterprises.

Gallery



☰   PRODUCT



 chirrp

Product   Finance

DELIGHTFUL. INTELLIGENT. PERSONALIZED.

Deliver Rich Conversation

LET'S CHIRRP



The Platform

Chirrp is an Artificial Intelligence based customer engagement platform that allows your customers to connect and engage with your business through rich conversations.

Create dynamic content via chirrp's easy-to-use admin portal and begin interacting with your customers immediately.

EXPLORE PRODUCT >

Media Mentions

Highlights

Product & Service

Q&A with Founders ›

Financial Discussion

✉ SeedInvest





Overview

Team Story

Term Sheet

Market Landscape

Data Room





Team Story

chirrp is built of a team of designers and developers who aim to push the frontier of AI engagement to the next level. We strongly believe that machine learning can transform routine, everyday experiences into pleasant, useful, and interesting engagements. The chirrp platfom attempts not only to meet your customers' needs, but also to greatly exceed their expectations. chirrp is a team of young, passionate individuals working towards making consumer conversation a pleasant one for everyone. We worked on a digital therapy mobile app (SAM) to help individuals regain control over their weight by providing a series of therapeutic conversations. We want to now extend that help to a larger population. So we collectively decided to develop a platform to make that a reality.

Meet the Founders



Mallesh Murugesan
CEO & CO-FOUNDER

PRODUCT

Co-Founder & CEO at chirrp.ai, Mallesh is an enthusiastic results-oriented leader who is passionate about user experience and intuitive technologies. Previously a technology executive with over 16 years of experience in building and leading digital, software, infrastructure and project/program management teams. ...e and articulate strategic direction at all levels - obtaining buy-in from senior management and board members to aligning individual team members and stakeholders with realistic goals. A valuable member of the management team known for consultative, customer oriented approach. Passionate about ...ng technology solutions with a focus on design, user experience and quality. Built diverse teams with smart (and nice) people and great culture and delivered results in line with business goals, at a high service level.

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Stephen Yuan

CTO & CO-FOUNDER

Before co-founding chirrp.ai, Stephen was Partner and Architect at Abeyon LLC. Prior to joining Abeyon, Stephen served as a Technical Consultant for the Blackstone Technology Group, and Principal Software Engineer for Rolls-Royce, North America. He received a Masters in Electrical Engineering at Tsinghua University in Beijing.

Q&A with the Founder

Q: What's your go to market strategy (sales process, timing, expected economics [CAC vs. LTV])?

chirrp.ai: Our go to market Strategy is to focus on specific verticals (fintech & healthcare) by regions to establish a brand in the B2B space as a robust customer engagement platform. Our goal is to create a first-mover advantage in the region. This space is fairly new in all sectors and the possibility of first mover advantage is high. Our inbound marketing strategy includes webinars, blogs, panels, speaking engagements on A.I. and customer engagement. Additionally, we have several OEM and Alliance partnership, as described below. Re: fintech, we are focused on the local southern Florida market and internationally in India, specifically focusing on businesses that need to scale their customer engagement efforts. Re: healthcare, we are currently focusing on the southeast region by partnering with channel partners (Lift1428 & BlueDoor) and creating a brand around Chirrp as a premier Health Risk Assessment tool using A.I. Once we raise this round, we plan to start direct sales in-house in addition to our current sales efforts via partnerships. Re: timing, the typical sale cycle within healthcare and finance is around 4 - 5 months. Chatbot and AI technology is still in disruptive stage and few enterprises (early adaptors) are implementing this technology at this time. As this technology becomes mainstream in a year or two, sale cycles will become shorter and opportunities will open up. We hope to be a strong player in this market at that time. Re: CAC vs. LTV; Given that Chirrp is a SAAS product, initial CAC would be high but on the long run, LTV is much higher as the solution will be integrated into the enterprise software. Typically, we would want to maintain the LTV to CAC ratio at 3:1.

Q: Please elaborate on your partnerships with Lift1428, Excel Consulting, BlueDoor, and GenVenture.

chirrp.ai: Chirrp will pursue an active partner strategy in reaching out to markets and establishing a brand in several industries. Market penetration will be done through these partnerships as it leverages partners existing brand and market presence. Chirrp will leverage 2 types of partnerships in its growth strategy: OEM Partnerships and Alliance Partnerships. In the OEM Partnership model, the Chirrp platform will be integrated into a larger product that has a market presence. Products that currently serve customer support, social media customer acquisition, user surveys, decision flows etc. are viable partners to for the Chirrp platform. Examples include integration of Chirrp into Olark, a live chat platform. Chirrp can leverage Olark's existing foot print to expand into markets. The integration into Olark took 2-3 weeks, FYI. In the Alliance Partnership model, the Chirp platform will be sold to customers through partners, business associates etc. on a referral fee and/or revenue share (on a case by case) model. Alliance partners will serve as the business development arm for Chirrp. Chirrp has partnered with Lift1428, a healthcare marketing content and strategy firm to penetrate the healthcare provider space. Re: other partnerships: BlueDoor is a healthcare relationship management firm. Bluedoor serves as a business development alliance partner for Chirrp in the healthcare sector. Excella consulting is a technology solutions provider for public and private sectors. Chirrp has partnered with Excella to provide the platform to Excella's current and new clients. Excella will serve as implementation partner for the Chirrp platform. GenVenture provides strategy and serves as a business development arm for Chirrp. GenVenture is run by Yuda Saydun, an early stage investor who is involved in Chirrp's growth in fintech.

Highlights
Overview
Product & Service
Team Story
Q&A with Founder
Term Sheet
Financial Discussion
Market Landscape
Data Room
Seedinvest

Q: Can you briefly elaborate on your pilot with Brookwood Baptist Health? What does that look like?

chirrp.ai: Sure, we have signed a contract with them for a pilot and started 3 weeks ago. We basically integrated the Chirrp platform into their IT systems, their website, and their social media. It took us roughly 1.5 weeks to implement. They plan on going live in 2-3 weeks since they are advertising on other media channels. If this pilot goes well, then they mentioned they would be willing to roll this out to 85 other health centers (hospitals) nationwide.

Q: Can you give me 2 examples / use cases of how your tech is or can be used (1 in healthcare and 1 in fintech)?

chirrp.ai: Healthcare: Chirrp's platform will be used by healthcare providers and payers as a Health Risk Assessment (HRA) tool and Personalized patient education platform to assess patient needs and provide periodic updates on their health there by creating a much engaging patient experience. HRA will also be used as a lead generation tool for providers and payers. Fintech: Chirrp platform will serve as first line of customer service for banking consumers and will provide engagement and predictive services based on customer conversations.

Q: Given that your focus is in healthcare and fintech, what measures have you taken to stay compliant from a regulatory perspective?

chirrp.ai: Our infrastructure is HIPAA Compliant and we are in the process of obtaining HiTrust certification to be certified to work as a technology vendor in Healthcare. For FinTech we are working with a compliance agency 24by7Security to get SSAE16: SOC 2 CPA Audit completed.

Q: Do you have any IP?

chirrp.ai: Chirrp is applying for a patent on its unique methodology of identifying user intents more accurately and having a more human like conversation. We call it Rich Conversation, where the A.I. can switch between query based and dialog based conversations seamlessly, resulting in a more robust conversation. This is done through a methodology called controlled scope. In addition to rich conversation, the concept of a rich profile is developed as well, which will enable the personalization of conversations by making them more robust and prescriptive. These methodologies are unique to Chirrp and will provide a competitive advantage in the crowded market of ChatBots. We believe having a strong A.I. and creating better conversations will position us well to win in the long run as a quality A.I. solution.

Q: What do you foresee as feasible exit opportunities?

chirrp.ai: I foresee several exit opportunities for Chirrp, specifically: Live chat acquisitions: With Chirrp's Rich Conversation technology, Chirrp will be able to provide robust human like conversations to customers on any platform. This will become a much sought out need for current live chat platforms as they move into automated customer service from a human-based customer service. Hence, they will need to have robust A.I. platform that will become a necessity and will look for solutions that offer that. CRM solutions acquisition: Chirrp's strength in understanding user profile and learning from user data will become invaluable from a customer relationship standpoint. Every conversation will be stored and data used to learn more about the customer. Hence, we are positioning Chirrp to be more of a customer engagement platform than a chatbot platform.

Show fewer answers from the founder

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Side by Side Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

TERMS & DESCRIPTION	REGULATION D - RULE 506(C)	REGULATION CF
Investor Types	Accredited Only	Accredited and Non-accredited
Round description	Seed	Seed
Round size	US $600,000	US $600,000
Minimum investment	$20,000	US $500
Target minimum	US $175,000	US $175,000
Security type	Crowd Note	Crowd Note
Conversion discount	20.0%	20.0%
Valuation cap	US $3,000,000	US $3,000,000
Interest rate	5.0%	5.0%

sing Conditions

The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $175,000 under the Combined Offerings (the "Closing Amount") by the offering end date, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $175,000 under the Combined Offerings (the "Closing Amount") by the offering end date, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

Use of Proceeds

If Minimum Amount Is Raised


Operating Expenses
Product Development
Sales & Marketing

If Maximum Amount Is Raised

Highlights
Product & Service
Q&A with Founder
Financial Discussion
SeedInvest
Overview
Team Story
Term Sheet
Market Landscape
Data Room


Product Development
Sales & Marketing
Operating Expenses

Financial Discussion

Please see the financial information listed on the cover page of the Form C and attached hereto in addition to the following information. Financial statements are attached to the Form C as Exhibit B.

Operations

Chirrp, Inc. (the "Company"), is a corporation organized May 23, 2017 under the laws of Florida. The Company was formed to develop and operate a unified, multi-channel consumer engagement platform that enables enterprises to connect and engage with customers in a personalized way via social media apps, SMS, web chat, or in-app.

As of May 23, 2017 (inception), the Company has not commenced planned principal operations nor generated meaningful revenue. The Company's activities since inception have consisted of formation activities and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

We believe that our prior earnings and cash flows are not indicative of future earnings and cash flows because our activities since inception have not consisted of our principal operations.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on executing its go to market strategy of focusing on specific verticals (fintech & healthcare) by region to establish a brand in the B2B space as a robust customer engagement platform.

The Company currently requires $77,825 a month to sustain operations.

Liquidity and Capital Resources

The Offering proceeds are important to our operations. While not dependent on the Offering proceeds, the influx of capital will assist in the achievement of our next milestones and expedite the realization of our business plan, specifically to develop and market the product and services. Because we have already allocated the proceeds to a specific use dependent on the completion of this Offering, the proceeds will not have a material effect on our liquidity.

The Company will require additional financing in excess of the proceeds from the Offering in order to sustain operations for the next 12 months.

PRODUCT

The Company does not have any additional sources of capital other than the proceeds from the Offering.

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nizational Costs

The Company's financial activity prior to inception was paid for by a related company under common ownership and control. This financial activity was transferred into the Company effective on the inception date, resulting in the recognition of all activity presented in the Company's May 23, 2017 inception date balance sheet. The beginning accumulated deficit recorded to the balance sheet results from the following activity incurred to date on the Company's behalf, which is summarized in Exhibit B to this Form C.

Capital Expenditures and Other Obligations

The Company has not made any material capital expenditures in the past two years.

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information Trends and Uncertainties

The Company does not currently believe it is subject to any trends or uncertainties.

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Market Landscape



(in Millions) Outsourced Customer Care Services Market. Browse Full Research Report With TOC On "Outsourced Customer Care Services Market Size, Share, Report, 2020" at: http://www.radiantinsights.com/research/outsourced-customer-care-services-market.

According to a Gartner report in May 2017, "[b]y 2019, over 85% of new packaged customer service and support software will be delivered on a cloud-based model and requests for customer support through consumer messaging apps will exceed requests for customer support through social media." Global customer interactive service market is $51.6B in 2014 and is expected to grow to $68.6B in 2020 with a capitalized Annual Growth Rate (CAGR) of 12.1% according to recent estimates. Chirrp operates in this customer engagement space that is ripe for disruption and clarity.

Competitive Landscape can be broken down into three categories:

- Traditional IVR systems: These are traditional IVR systems implemented as a call center solutions that employ human Customer Service Reps (CSRs) to answer calls from customers. This model will shrink dramatically in the next 3 - 7 years providing way for other ways of getting customer support.

- Live Chat tools: They offer human employed Live chat solutions for business to provide customer support. This method and the previous one require heavy cognitive load on CSR and can lead to inconsistent answers.

- New chatbot entrants: There has been some new entrants in this space with providing automated AI based chatbot solution. But majority of these solutions uses home grown AI orbuild decision support tree and there by lack robust conversations with the users.

How are we different: chirrp is not just a conversational tool but a consumer engagement platform that learns from the conversation data (from all channels) and provides insights into consumer behaviors, concerns, likes etc. It enables personalized engagement leading to prescriptive modeling for enterprises. chirrp is a technology layer that can integrate with existing live chat channels and automate conversations in both text and voice formats.

Chirrp is located in Washington D.C, allowing us to bring in top quality engineering talent, partner with large government contractors, and access investors.

Risks and Disclosures

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. We were incorporated under the laws of Florida on May 23, 2017. Accordingly, we have ... history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably in the next 18 months. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We may face potential difficulties in obtaining capital. We may have difficulty raising needed capital in the future. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches, and / or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

The development and commercialization of our products/services is highly competitive. We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products/services and thus may be better equipped than us to develop and commercialize products/services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products/services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us. We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Stephen and Mallesh Murugesan who are CTO & CO-Founder since inception to present and CEO & Co-Founder since inception to present of the Company. The Company has or intends to enter into employment agreements with Stephen and Mallesh Murugesan although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Stephen and Mallesh Murugesan or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We depend on a few major clients for a substantial portion of our net sales. Speifically, currently, Brookwood Baptist health (part of Tenet Health) accounted for 100% percent of our net sales. The loss of all or a substantial portion of our sales to any of our large-volume customers could have a material adverse effect on our financial condition and results of operations by reducing cash flows and our ability to spread costs over a larger revenue base. In addition, our largest customers have an increased ability to influence pricing and other contract terms. Although we strive to broaden and diversify our customer base, a significant portion of our revenue is derived from a small number of customers. Consequently, a significant loss of business from, or adverse performance by, our major customer, may have a material adverse effect on our financial condition, results of operations and cash flows. Similarly, the renegotiation of major customer contracts may also have an adverse effect on our financial results. We are also subject to credit risk associated with our customer concentration. If one or more of our largest customers were to become bankrupt, insolvent or otherwise were unable to pay for services provided, we may incur significant write-offs of accounts receivable or incur lease or asset-impairment charges that may have a material adverse effect on our financial condition, results of operations or cash flows.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control. Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

● changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;

● our ability to effectively manage our working capital;

● our ability to satisfy consumer demands in a timely and cost-effective manner;

● pricing and availability of labor and materials;

● our inability to adjust certain fixed costs and expenses for changes in demand;

● shifts in geographic concentration of customers, supplies and labor pools; and

● seasonal fluctuations in demand and our revenue.

Highlights

Overview

Product & Service

Team Story

Q&A with Founder

Term Sheet

Financial Discussion

Market Landscape

✉ SeedInvest

We may be adversely affected by cyclicality, volatility or an extended downturn in the United States or worldwide economy, or in or related to the industries we serve. Our revenues are generated primarily from servicing customers in the technology, healthcare, and finance sectors and the energy industry. Demand in these industries tends to be tied to economic and business cycles. Increases in the unemployment rate, and other vertical industries we serve, cyclicality or an extended downturn in the economy could cause our revenues to decline. Therefore, our operating results, business and financial condition could be significantly harmed by an extended economic downturn or future downturns, especially in regions or industries where our operations are heavily concentrated. Further, we may face increased pricing pressures during such periods as customers choose to use lower cost or fee services, which may adversely affect our financial condition and results of operations.

We are subject to rapid technological change and dependence on new product development. Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

The Company could be negatively impacted if found to have infringed on intellectual property rights. Technology companies, including of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should also be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Data Room

NAME
Pitch Deck and Overview (1 file)
Product or Service (6 files)
Financials (2 files)
Fundraising Round (1 file)
Investor Agreements (1 file)
Miscellaneous (3 files)

Browse Investments

COMPANY

About Us

Meet The Team

Press & Media Kit

Jobs

FAQs

HOW IT WORKS

Invest

Raise

Regulation A

LEARN

Equity Crowdfunding

Academy

Blog

JOIN

Investors

Entrepreneurs

LEGAL

Terms of Use

Privacy Policy

Legal Documents

Highlights

Overview

Product & Service

Team Story

Q&A with Founder

Term Sheet

Financial Discussion

Market Landscape

Data Room

SeedInvest

PRODUCT

Exhibit D



connect, engage, captivate

chirrp.ai

DISCLAIMER

This presentation contains offering materials prepared solely by [company] without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

VISION

Enable all enterprises to provide personalized engagement to consumers through rich conversation, using our A.I. powered platform.



PROBLEM:
Traditional customer conversations are inefficient



Phone:

Inconsistent
Expensive
Long wait times
People hate calling
Reactive



Website:

Unorganized
Cumbersome
Stale
Impersonal



Marketing

Static
Disconnected
Not interactive

This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements

Target Market

Global customer Interactive service market

$ 51.6B*

IN 2014

$ 68.6B

IN 2020 (CAGR 12.1%)



Health care

$ 5.06B



FinTech

$ 3.6B

chirrp is a consumer engagement PAAS that provides rich customer conversation using its unique A.I. based methodology on multiple channels.

chirrp provides user insights, personalized experience and predictive modeling based on data from conversation and other sources.



CHIRRP.AI



Patentable Rich conversation and Rich Profile methodology



Build conversations using simple & easily configurable & customizable Admin module



User history & conversation data for Machine Learning and personalization



IBM Watson

AI Powered, uses IBM watson technology



Integrates with enterprise systems, Live chat & 3rd Party APIs (Ex: Olark)

This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements.
No patents has been issued or filed to date.



PRODUCT VALUE

Scalable, instantaneous conversations, 24x7 availability

Cost savings on CSR

Build rich user profile data

Personalized engagement

Predictive user experience

Prescriptive modeling

Current capabilities

In Development & Future capabilities

PRICING MODEL

USAGE
Monthly recurring charge based on usage.

+

PLANNING & IMPLEMENTATION
One time implementation cost to deploy chirrp enterprise.

+

SUPPORT
On going support in need of upgrades, additional modules etc.

Go-to Market



Alliance Partnership



Direct Marketing



Live chat
Integration

Go-to Market



Partners & Pipeline:











LIFT 1428 usa

bluedoor™ THE GATEWAY TO DIGITAL HEALTH

AutomateWork

excella CONSULTING

genventure

and growing …

Active discussions represent current negotiations. Discussions or negotiations do not represent guarantees of future results, levels of activity, performance, or achievements.

Healthcare



Go-to Market

chirrpHealth is the industry's premier multi-channel Health Risk Assessment (HRA) and consumer engagement platform for better content marketing experiences.

Strategy:

Strategic partnerships and channel partners for market penetration

Leverage existing clients & brand to grow the vertical

Ongoing Pilots:





Brookwood Baptist Health tenet HEALTH

Nicklaus Children's Hospital MIAMI CHILDREN'S HEALTH SYSTEM

*http://www.marketsandmarkets.com/

FinTech



Provide personalized engagement and conversational commerce across mobile, messaging and web channels

Strategy:

Focus on small and medium financial institutions in the U.S.

Expand into India's private banking sector
Explore other international financial market opportunities

Go-to Market

- Integrate with live chat software

- Enables market penetration through existing channels

TEAM



Mallesh Murugesan
Co-Founder & CEO



Stephen Yuan
Co-Founder & CTO



Calvin Wu
Whiz Kid



Rosanne Lush
VP of Product



Chris Tao
Whiz kid II

Competitive Landscape



Five9
8x8
inContact
talkdesk

Traditional IVR

LIVEPERSON
olark
LiveChat
LiveAgent
zopim
INTERCOM

Live chat

motion.ai
Kasisto
Chatfuel
smooch.ai
chirrp

Automated conversations

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

USE OF PROCEEDS

TIMEFRAME FOR DELIVERY

1 year



Marketing
9%
25% Sales
65% Product Dev.

12 month runway to work on
- Product – market fit
- Customer development (Sales & Marketing)
- Platform integrations

THANK YOU





APPENDIX

MILESTONES



May 2016
Development started

Mar 2017
Brookwood Baptist
Health contract

Apr 2017
Talent Sprint
(integration with
Olark)

Jun 2017
Brookwood Baptist
Health: **LIVE**

July 2017
Talent Sprint: **LIVE**

Implementing chirrp for patient acquisition & lead generation.

Providing a CTO on multiple platforms to engage with patients on Health Risk Assessments.

Continued engagement based on patients risk level.

Integration with Marketo for marketing automation.

Solution



Documentation,
Policies, FAQs



User interactions



Customer analytics



Chirrp
engine

Engaging Rich Conversations

     and more….



CHIRRP ARCHITECTURE

3rd party APIs

chirrp platform

Enterprise data

IBM Watson

and more ...

Exhibit E – Video Transcript

In today's fast paced world, companies need to extend beyond traditional communication tools, and reach their customers where they spend more and more of their lives: on their mobile phones. chirrp is an innovative and flexible platform helps companies **of all sizes q**uickly stand up an accessible, smart bot. By harnessing the power of IBM Watson's **AI technology**, chirrp can deliver complex and personalized interactions, via whatever channel or integration that's preferred.

Building the Conversation Clip:

We start out by using IBM Watson Conversation service which allows users to quickly create conversations. From simple to complex workflows, IBM Watson's technology enables companies to create rich conversations that meet their customers' needs. In this example, a user is creating a conversation **for** taking a city tour of the nations capital Washington DC.

Once conversation is built using the Watson API, chirrp will render the conversation through any messaging platform. In our example, a user can trigger a workflow, through a chat bot on the company's webpage

Based on the user response, chirrp will trigger the appropriate response and lead the user down the conversation that addresses their question. You can see here that the Best tours in DC response triggers a DC tours conversation. The conversation will take users thru a set of questions and workflows.

In addition to complex workflows, the chirrp admin portal will allow customers to easily create notifications about interesting news items, new features, update alerts and any other information that may be useful to their customers. Here you can see a chirrp admin creating a news notification that can be sent to customers right where they are, like FB messenger.

Once the administrator has sent or scheduled a notification to go out, it will be received by the customer, via SMS, FB Messenger chat, or other channel. In this example, the customer receives the notification on her phone, and can read the full text in FB messenger.
The information is displayed in cards, that the customer can scroll through.

The user can respond to the notification or click on Read More to go to the full article or webpage.

As you can see , chirrp leverages best in class AI technology to provide a human-like interactions, that are delivered seamlessly via a customer’s preferred channel.

Chirrp enables enterprises to connect with their consumer base, engage with them in new and exciting ways and captivate them to create unprecedented loyalty. The future of customer communication is here and its called chirrp.